FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 11, 2003

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A

2003 THIRD QUARTER RESULTS

Buenos Aires, November 11, 2003 – Petrobras Energía Participaciones S.A. (Buenos Aires: PBE, NYSE: PZE) announces the results for the third quarter ended September 30, 2003.

Net income for 2003 third quarter was P$109 million (P$0.051 per share and P$0.51 per ADS) compared to a P$6 million loss in 2002 quarter. This improvement in results is mainly attributable to the following:

•

A recovery in contribution margins and sales volumes for the electricity and refining business segments.

•

A P$134 million reduction in financial (income) expense and holding gains (losses) mainly attributable to: (1) losses recorded in 2002 quarter resulting from de-pesification of the debt related to the acquisition of a 10% interest in Distrilec Inversora S.A, and (2) a P$78 million drop in net interest expense attributable to both a decline in the US dollar and a 5.8% reduction in average dollar-denominated indebtedness.

•

An 8% drop in administrative and selling expenses.

•

Lower exploration expenses in the amount of P$17 million in 2003 quarter.

In contrast, in 2003 quarter, equity in earnings of affiliates significantly declined P$102 million, mainly as a result of the positive effect of income from exposure to inflation generated on these investments in 2002 quarter. The 2003 quarter does not include adjustment for inflation effects since such adjustment was discontinued as from March 1, 2003 pursuant to Resolution Nbr. 441 adopted by the National Securities Commission.

EBITDA for 2003 quarter calculated as operating income plus depreciations totaled P$580 million.

During the first nine months of 2003 fiscal year, shareholders’ equity increased to P$4,960 million or 11.8%.

PETROBRAS ENERGIA PARTICIPACIONES S.A.

THIRD QUARTER 2003 RESULTS

Net Sales

-

In 2003 quarter, net sales increased to P$1,317 million or 2.9%. 2002 quarter includes P$28 million attributable to sales from the farming and forestry activities and P$11 million attributable to Conuar sales, which assets were divested during 2002 fiscal year. Excluding these effects, sales increased P$76 million or 6.1%. Such rise derives from a P$24 million increase in the electricity business segment and a P$20 million increase in the Refining business segment, both units reflecting increased volumes and prices. Such rises were offset by a P$37 million decrease in the Oil and Gas Exploration and Production business segment as a consequence of a 8.5% drop in combined oil and gas sales volumes.

Gross Profit

-

Gross profit for 2003 quarter increased to P$491 million or 7.7%. 2002 quarter includes P$10 million attributable to farming and forestry activities which were divested in 2002 fiscal year. Excluding this effect, gross profit rose P$45 million due to increased volumes and margins for the electricity and refining business segments that resulted in P$33 million and P$29 million gross profit increases, respectively.

In contrast, and due to lower contribution margins, gross profit for the Petrochemical business segment dropped P$17 million.

Administrative and Selling Expenses

-

During 2003 quarter administrative and selling expenses dropped to P$133 million or 8.3%, mainly due to the effect of reduced expenses incurred abroad in terms of dollars and reduced expenses in Argentina in terms of pesos. Administrative and selling expenses include charges for Affiliates under Joint Control in the amount of P$16 million and P$18 million for 2003 and 2002 quarters, respectively. Excluding such charges, the ratio of administrative and selling expenses to sales for Petrobras Energía Participaciones and its affiliates was 9.7% for 2003 quarter and 10.8% for 2002 quarter.

Other Operating Expenses

-

Other operating income accounted for P$19 million and P$13 million losses for 2003 and 2002 quarters, respectively.

The loss recorded in 2003 quarter is mainly attributable to the following:

•

A P$12 million loss attributable to the tax on banking transactions

•

A P$9 million loss for increased commercial and labor contingencies

•

A P$7 million gain for advisory services provided to other companies

The loss recorded in 2002 quarter is mainly attributable to the following:

•

A P$10 million loss attributable to the tax on banking transactions

•

An P$ 8 million provision for environmental remediation

•

A P$9 million gain for advisory services provided to other companies

Operating Income

-

The Corporate line for 2002 quarter includes a P$2 million gain attributable to operating income from the farming and forestry activities and Conuar, which assets were divested in 2002 fiscal year

Equity in Earnings of Affiliates

-

Equity in earnings of affiliates decreased to P$24 million in 2003 quarter from P$126 million in 2002 quarter. In 2003, equity interest in CIESA/TGS and Citelec are valued up to their recoverable value and impairment charges are provided in the amount of P$156 million and P$41 million, respectively.

Equity in earnings of CIESA and TGS recorded a P$8 million gain in 2003 quarter. The Company’s share in the results of CIESA/TGS accounted for a P$52 million loss which was offset by a P$60 million positive variation in recoverable value. In 2003 quarter, operating income increased 30.3% boosted by a rise in income from the liquids processing unregulated segment while financial income (expense) and holding gains (losses) recorded a P$210 million loss mainly derived from the peso devaluation. Operating income for 2002 quarter was mainly attributable to income from exposure to inflation.

Equity in earnings of Citelec dropped to P$5 million in 2003 quarter. The Company’s share in the results of Citelec accounted for a P$26 million loss in 2003 quarter which was offset by a P$31 million positive variation in the recoverable value. Operating income for 2003 quarter declined 41.2% while financial income (expenses) and holding gains (losses) accounted for a P$87 million loss primarily derived from the peso devaluation. Operating income for 2002 quarter was mainly attributable to income from exposure to inflation generated on its borrowing monetary position.

Financial income (expense) and holding gains (losses)

-

Financial income (expense) and holding gains (losses) accounted for P$194 million and P$328 million losses in 2003 and 2002 quarters, respectively. Such reduction was mainly attributable to:

•

A P$286 million loss recorded in 2002 quarter resulting from de-pesification of the debt related to the acquisition of a 10% in Distrilec Inversora S.A..

•

A P$67 million drop in net interest expense to P$103 million from P$170 million, derived from a 37% peso appreciation in 2003 quarter compared to 2002 quarter and a 5.8% reduction in average dollar-denominated indebtedness.

•

Conversely, the impact of the evolution of the exchange rate and inflation rates on the Company’s net borrowing position generated a P$139 million net profit in 2002 quarter compared to a P$32 million loss in 2003 quarter as a consequence of the peso devaluation.

Other Expenses, net

-

In 2003 quarter, the P$56 million loss is mainly attributable to estimated future losses in the amount of P$44 million related to compliance with the crude oil transportation contract subscribed with OCP.

-

In 2002 quarter, the P$75 million loss was mainly attributable to:

•

P$22 million loss attributable to estimated future contingencies related to compliance with the crude oil transportation contract subscribed with OCP.

•

P$119 million impairment charge for the Forestry business.

•

P$38 million impairment charge for the San Carlos area.

•

P$13 million reserve on the book value of loans granted to hydrocarbon production joint ventures in Venezuela.

•

P$122 million gain from the sale of Cerro Vanguardia S.A.

•

P$27 million gain from the sale of the Farming business.

Balance Sheet

The Consolidated Balance Sheet as of September 30, 2003 includes the following amounts attributable to Affiliates under Joint Control:

•

P$1,297 million for Fixed Assets

•

P$243 million for Short-Term Debt

•

P$13 million for Long-Term Debt

Statement of Cash Flows

(Consolidated Information) (in millions of pesos)	(Three-Month Period) IIIQ03	IIIQ02	(Nine-Month Period) Sep-03	Sep-02
Cash provided by operations				
Net Income	109	(6)	524	(1,482)
Adjustments to Net Income				
Equity in Earnings of Affiliates	(24)	(126)	(173)	626
OCP Charges	44	22	133	55
Net Financial Results	(14)	(163)	(327)	417
Dividends collected	11	1	20	5
Depreciation of Fixed Assets & Other Assets	244	261	677	823
Other	(6)	91	41	(30)
Changes in assets and liabilities	112	442	276	544
Income Tax	(13)	24	113	3
Accrued Interests	105	154	343	627
Interest Paid	(135)	(356)	(380)	(662)
Subtotal	433	344	1,247	926
Derivatives anticipated proceeds	(62)	21	(248)	(333)
Net cash provided by operations	371	365	999	593
Cash provided by (used in) Investing Activities				
Aquisition of property, plant & equipment	(226)	(149)	(604)	(509)
Contributions in noncurrent investments	0	(14)	(12)	(119)
Divestments	0	425	0	425
Other	1	(22)	(95)	(17)
Net Cash (used in) provided by Investing Activities	(225)	240	(711)	(220)
Cash provided by (used in) Financing Activities				
Loans	(38)	(384)	(145)	(1,386)
Cash dividends paid	0	(2)	0	(2)
Net Cash Provided by Financing Activities	(38)	(386)	(145)	(1,388)
Inflation & Devaluation Effect	51	(123)	(83)	746
Variation in Cash	160	104	60	(269)
Cash at beginning	625	896	725	1,269
Cash at end	785	1,000	785	1,000

The Statement of Cash Flows as of September 30, 2003 includes for 2003 third quarter the following amounts attributable to Affiliates under Joint Control:

•

P$28 million for depreciation

•

P$10 million for acquisition of property, plant and equipment

•

P$35 million for cash at closing

OPERATING INCOME BY BUSINESS SEGMENT

Oil and Gas Exploration and Production

-

Net sales for 2003 quarter decreased to P$677 or 5.1% mainly due to the drop in oil and gas sales volumes. The drop in sales volumes is in line with the restrictive investment policy implemented during 2002.  Though such policy proved to be effective in 2002 context to protect operating cash flow, it delayed the development of hydrocarbon projects. This allowed to only partially offset the fields natural decline. Oil and gas daily sales volumes for 2003 quarter declined to 161.1 thousand barrels of oil equivalent or 8.5%. Oil sales volumes dropped to 115.6 thousand barrels per day or 4.5% in 2003 quarter. Gas sales volumes dropped to 272.7 million cubic feet per day or 17.3% in 2003 quarter.

During 2003 quarter, including the effects of hedging transactions and tax on exports, the average crude oil price decreased to P$57.5 per barrel or 0.3%.

The average crude oil sales price for 2003 third quarter was affected by a 37% peso appreciation against the US dollar which had a negative impact on dollar-denominated flows from foreign operations and exports. Such effect was mostly offset by a 6.7% increase in the WTI to US$ 30.2 per barrel.

-

In Argentina, combined oil and gas sales decreased to P$380 million or 12% mainly due to a 15.4% decline in sales volumes as a consequence of the mature fields decline as a result of investments cuts. In addition, Catriel Oeste area sale resulted in lower oil deliveries in the amount of 1.2 thousand barrels per day.

Oil sales dropped to P$342 million or 12.1% in 2003 quarter. Oil sales volumes decreased to 55.4 thousand barrels per day or 12.1% in 2003 quarter. Oil price per barrel was P$67.1 in 2003 and 2002 quarters.

Natural gas sales revenues declined to P$40 million or 7%. Daily gas sales volumes dropped to 205 million cubic feet or 20.1%. Sales prices increased to P$2.09 per thousand cubic feet or 14.2% in 2003 quarter.

Combined sales of oil and gas outside of Argentina increased to P$297 million or 5,3%. Total oil and gas sales volumes rose to 71.5 thousand boe/d or 1.8% mainly as a consequence of the start up of operations in Block 18 in Ecuador. The average sales price per barrel of oil increased to P$48.7 or 2.6% in 2003 quarter mainly as a consequence of a rise in the international price.

Combined oil and gas sales in Venezuela dropped to P$146 million or 7% in 2003 quarter. Oil sales volumes dropped to 42.1 thousand bbl/d or 7.1 % mainly due to the natural fields decline as a result of the beforementioned investment cuts.

Oil sales in Ecuador totaled P$31 million in 2003 quarter. In 2002 quarter, no significant sales were recorded since approval of the Development Plan for Block 18 was obtained in 2002 fourth quarter. Daily oil sales volumes in 2003 quarter, net of the Government’s interest, totaled 4.8 thousand bbl/d at a price of P$72.6 per barrel.

-

Gross profit in 2003 quarter increased to P$302 million or 1%. Gross margin increased to 44.6% in 2003 quarter from 41.9% in 2002 quarter.

-

Administrative and selling expenses to sales dropped to P$44 million or 2.2% in 2003 quarter. Margin on sales was 6.5% in 2003 quarter and 6.3% in 2002 quarter.

-

Operating expenses totaled P$3 million in 2003 quarter and P$20 million in 2002 quarter due to discontinued drilling activities at wells located in Lote 35 in Peru and in Block 18 in Ecuador.

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Other operating income for 2002 quarter recorded a P$17 million loss attributable to a provision for environmental remediation.

Hedge of  Produced Crude Oil Price

The Company, as a crude oil producer, is exposed to the related price-fluctuation risk. In such conditions, the Company uses various derivative instruments to mitigate such risk. These instruments use West Texas Intermediate (WTI) as reference price, which is used mainly to determine the sale price in the market.

As of September 30, 2003, the Company has the following oil hedge agreement structure:

(1)

The transactions herein included are producer collars that provide a coverage with a minimum price of US$ 20.40 and a maximum price of US$ 27.19. Within such range the price floats at market value.

(2)

Average exercise price include premiums paid.

(3)

The transactions included herein are purchased put options that provide a coverage with a minimum price of US$ 21.35.

(4)

The transactions included herein are swap options exercised by the counterparties.

(5)

The transactions included herein are sold swaptions.

Refining

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Operating income for the Refining business segment totaled P$23 million in 2003 quarter compared to a P$4 million loss in 2002 quarter, boosted by a recovery in the business contribution margins.

-

Gross profit increased P$29 million to P$39 million in 2003 third quarter. Gross margin on sales increased to 12.7% in 2003 third quarter from 3.5% in 2002 quarter mainly as a consequence of the combined effect of increased sales volumes and improved operational competitiveness resulting from lower costs.  In 2003 third quarter the average crude oil price decreased 11.4%. This reflects the application of Resolution 85/03 whereby refineries committed themselves to reflect a reference crude oil price of US$28.5 per barrel in the prices offered by them to the domestic market.

However, such drop in costs was not fully reflected in contribution margins since sales prices dropped an average of 4% with 23% and 10% drops in benzene and heavy products, respectively.  The price of such products, which is in line with its international reference price, was adversely affected by the peso appreciation. Conversely, and partially offsetting such drop, sales prices of gasoline and diesel oil increased 6% and 5%, respectively.

In line with the strategy designed to maximize product contribution margins implying the optimization of crude oil processed, crude oil volumes processed increased to 33,133 bbl/d or 2.8% in 2003 third quarter.

-

Net sales for the Refining business increased to P$306 million or 7% in 2003 quarter as a consequence of higher sales volumes that rose 11% proportionally distributed between the domestic and export markets, partially offset by an average of 4% drop in sales prices.

Sales volumes in the local market in 2003 quarter grew an average of 8%, with increases of 96%, 216%, 5% and 24% in paraffins, asphalts, diesel oil and heavy products. The diesel oil market recorded a 2.7% increase and the company’s market share rose to 4.7% in 2003 quarter from 4.5% in 2002 quarter, due to a recovery in the wholesale market sales. In contrast, gasoline, benzene and aromatics sales volumes dropped 28%, 24% and 36%, respectively. The gasoline market recorded a 7.1% drop attributable to increased consumption of substitute fuels such as CNG which rose 29% in such period.

Export volumes increased an average of 19% in 2003 quarter, mainly boosted by higher exports of diesel oil to Paraguay, by-products of the reformer process, asphalts and aromatics, offset by lower heavy product exports.

-

The ratio of administrative and selling expenses to sales was 4.9% for 2003 quarter and 4.2% for 2002 quarter mainly due to increased freight costs related to the rise in sales volumes and higher fixed costs associated with the increase in the number of gas stations.

Petrochemicals

-

Operating income for the Petrochemicals business segment decreased to P$62 million or 26.2% in 2003 quarter, mainly due to reduced margins as a result of the behavior of macroeconomic variables in both quarters and, to a lesser extent, to the effect of higher costs of supplies in the fertilizers business.

-

Gross profit dropped to P$92 million or 15.6% in 2003 quarter. Gross margin on sales decreased to 26.3% in 2003 quarter from 31.2% in 2002. This reduced margin is attributable to the impact of the peso appreciation on sales prices which went up along with dollar-denominated reference prices. This effect was partially mitigated by an increase in the international reference price.

-

Sales were similar in both quarters. The drop in sales prices was offset by increased sales volumes.

In Argentina, styrenic sales rose to P$121 million or 10% in 2003 quarter due to a 23% increase in sales volumes (18% for exports and 27.4% for the domestic market), offset by reduced prices (27% and 6% for styrene and polystyrene, respectively). Lower prices are mainly attributable to the peso appreciation partially offset by 3% and 9% increases in international prices, respectively.

Styrene sales volumes increased 98% due to a sharp increase in exports particularly to Chile and other markets. Domestic market sales increased 16% reflecting the internal market recovery.

Polystyrene sales volumes increased 13% in 2003 quarter. Crystal and high impact polystyrene sales volumes rose 18% in the domestic market while export volumes remained unchanged. Bops (bi-oriented polystyrene) sales volumes increased 31% as a consequence of increased exports to the European market and the USA (34%).

Synthetic rubber total sales volumes remained unchanged in 2003 quarter compared to 2002 quarter. Average sales prices increased 10% in 2003 quarter.

Fertilizers sales rose to P$102 million or 3%, mainly due to a 33% increase in sales volumes. Average sales prices decreased 22% in 2003 quarter as a result of the peso appreciation in spite of the 50% increase in international prices.

Innova sales in Brazil decreased to P$128 million or 11.7% in 2003 quarter as a consequence of reduced sales prices due to the impact of the peso appreciation. Average sales prices dropped 24% and 5% in 2003 quarter and in 2002 quarter respectively. As a result of an upturn in economic activity in Brazil, the demand for products increased compared to 2003 second quarter shrinkage and total volumes for 2003 quarter increased and matched 2002 quarter levels. Styrene sales volumes increased 5% and polystyrene sales volumes dropped 4%. Styrene and polystyrene average sales prices dropped 24% and 5%, respectively.

Hydrocarbon Marketing and Transportation

-

Sales revenues from the company’s own operations including oil, gas and LPG brokerage activities significantly increased to P$18 million in 2003 quarter. However, due to the business specific features, characterized by low contribution margins, gross profit did not record a similar increase.

Electricity

Breakdown of operating income for Affiliates under Joint Control included in the table above in relation with Distrilec’s proportional consolidation is as follows:

-

Net sales of electricity generation increased to P$80 million or 73.9% in 2003 quarter as a consequence of the combined effect of increased sales prices and higher sales volumes.

The increase in energy sales prices was mainly attributable to the following:

•

The effect of the following regulatory changes: (i) during the 2003 April/October period, collection of additional energy income for guaranteed supply to the electricity market, with higher sales (P$10 million) in 2003 third quarter and (ii) increased power price.

•

Energy deliveries by less efficient machines at higher market prices as a result of reduced gas supply during 2003 quarter as a consequence of lower temperatures and increased gas consumption by industries. The latter circumstance did not affect Genelba Power Plant operations given its gas supply contract modality.

•

An 11% increase in market demand attributable to a higher industrial activity level and lower temperatures in the current period.

Net sales attributable to Genelba Power Plant in 2003 quarter increased to P$66 million or 78.4%. The average price of energy and power delivered increased to P$47.6 per MWh or 38% in 2003 quarter, reflecting the above mentioned effects. In 2003 quarter energy delivered increased to 1,392 GWh or 28.7% as a result of the above mentioned increase in demand and Genelba’s better positioning as regards dispatch to the network vis-à-vis its competitors with a plant factor increase to 89.6% in 2003 quarter from 61.4% in 2002 quarter. The Genelba Power Plant availability factor was 99.8% in 2003 quarter and 94.7% in 2002 quarter, which values evidence the excellent technical conditions of the equipment.

Net sales attributable to Pichi Picún Leufú Hydroelectric Complex increased P$13 million or 63% in 2003 quarter. The average price of energy and power delivered increased to P$30.9 per MWh or 25.6% in 2003 quarter. Energy delivered by Pichi Picún Leufú increased to 406 GWh or 31% in 2003 quarter from 310 GWh in 2002 quarter, as a result of the increased hydraulic generation share mentioned above. In accordance with the Energy Support Price Method mechanisms and as a result of the prices recorded in both fiscal years and future estimates, the Company recorded a P$1 million gain in 2003 and 2002 quarters.

-

Gross profit for the generation business totaled P$39 million in 2003 quarter and P$4 million in 2002 quarter, mainly as a result of higher sales prices and generation volumes. Gross margin on sales increased to 49% in 2003 quarter from 9% in 2002 quarter, mainly boosted by increased prices.

Future Outlook

In the next quarter we will continue to evaluate all our assets with a view to consolidating the Company’s portfolio in assets regarded as having the greatest potential and highest profitability.

As regards the Oil and Gas Production and Exploration activities, the Company plans to increase production levels at an average of 170 thousand boe/d. Such increase would be mainly recorded in Venezuela, reflecting drilling investments made. In Argentina a slight drop is anticipated as a result of the continuous decline in some fields. As regards Peru and Bolivia, no significant changes are expected.

Current trends are expected to be maintained in the Refining business segment, with a diesel oil market that will keep a recovery pace as a result of the good performance of the farming sector and a weakened gasoline market as a consequence of an increased use of substitute fuels (CNG). The refinery will continue operating at almost its maximum capacity in order to supply export markets and diesel oil sales to other local oil companies.

Regarding the Petrochemicals business segment, styrenics are expected to have a low price scenario given the poor international demand. However, the Brazilian market is expected to consolidate the recovery evidenced in 2003 third quarter. With respect to fertilizers, a consumption reduction in the nitrogenous fertilizer local market in addition to a possible decline in current international high prices of urea are expected by the end of the year, and this will have an impact on current contribution margins.

As regards the Electricity business, a scenario with higher energy prices is foreseen for 2003 fourth quarter, since a water supply lower than the average supply is expected. In addition, demand for energy is estimated to continue growing.

Investments for 2003 fourth quarter would total approximately US$ 110 million and be basically focused on oil and gas activities, especially in Argentina and Venezuela.

In the field of utility companies, the Board of Directors of such companies will continue to work in two fronts: with national authorities in order to achieve a reasonable and fair recovery in rates and with financial creditors in order to restructure their debts extending short term maturities and simultaneously align any cash flow required for debt repayment with estimated cash flow from operations.

Petrobras Energía Participaciones S.A. is a leading company in an important sector of the Argentine and Latin American industry, including oil and gas production and transportation, refining and petrochemicals, electricity generation, transmission and distribution.